THE IBERIAN GROUP INC.
10 - 1917 West 4th Avenue
Vancouver, British Columbia
Canada V6J 1M7

July 30, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Mr. Thomas Kluck
                  Branch Chief

RE:   The Iberian Group Inc.
         Form S-1 Registration Statement
         Registration No. 333-152374

Dear Mr. Kluck:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, The Iberian Group Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Friday, August 1, 2008 at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   The Iberian Group Inc.
         Form S-1 Registration Statement
         SEC File 333-152374
July 30, 2008

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

The Iberian Group Inc.

BY:   THOMAS P. HAYWARD
         Thomas P. Hayward
         President, Principal Executive Officer, Secretary,
         Treasurer, Principal Financial Officer, Principal
         Accounting Officer and sole member of the Board
         of Directors

cc: Conrad C. Lysiak